AVX Corporation

Conflict Minerals Report

I.	Introduction

The Conflict Minerals Report of AVX Corporation (“AVX”) for calendar year 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”).  Numerous terms in this Report are defined in the Rule and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

Pursuant to the Rule, we undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products that we had reason to believe may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”) and may not have come from recycled or scrap sources, to determine whether such products were “DRC conflict free.” We use the term “conflict free” in this Report in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

AVX is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and related products headquartered in the United States, with a number of global subsidiaries and AVX also distributes a variety of passive electronic components manufactured by Kyocera Corporation or other manufacturers, collectively (“AVX Products”). While the details of the manufacturing process vary by product, generally speaking AVX purchases raw materials which it then combines and treats to form electronic components. For some products, those components are then further combined or connected to form more complex components, modules or interconnect devices. The products are then tested and packaged. Each AVX manufactured product has a bill of materials allowing AVX to track all materials used in its manufacture.  AVX currently has numerous manufacturing facilities around the world and the processes involved include, among other steps, batching, dicing, curing, sintering, welding, sputtering, molding, sealing and plating.  To the best of our knowledge, the production processes for those products which AVX distributes are similar to those AVX itself manufactures.

AVX utilizes tantalum, tin, tungsten and gold (“3TG”) minerals in various production processes and is committed to ensure that these minerals in its products do not directly or indirectly finance or benefit armed groups that are perpetrators of human rights abuses.  AVX has taken steps to comply with the Rule as described below.

Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all AVX directors, employees, consultants and agents, our Due Diligence Policy on Conflict Minerals, and supplier conflict minerals assertions.  In addition, AVX has engaged and actively cooperates with other major manufacturers and others in the industry to promote responsible conflict minerals sourcing.

AVX’s supply chain is comparatively unique, as it includes both upstream (mine to smelter) minerals obtained from mines and downstream (smelter to product) minerals obtained via suppliers or smelters. Consequently, AVX has developed two approaches to due diligence:

•

AVX’s upstream due diligence measures are based on the Organisation for Economic Co-operation and Development (“OECD”) Framework. Tantalum materials sourced from Covered Countries are independently audited using a Conflict Free Smelter Program (“CFSP”) approved validation scheme and traceability program, which tracks material from validated mine site to validated smelter.

•

AVX’s downstream due diligence measures are based on a multi-industry initiative – the Conflict Free Sourcing Initiative (“CFSI”) - which ensures that smelters and refiners of conflict minerals are DRC conflict free.

We believe our reasonable country of origin inquiry and process was reasonably designed and performed in good faith, based on the procedures performed below:

•

Conducting supply-chain surveys with direct material and resale product suppliers using the Electronics Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template to identify the smelters and refiners who contribute refined conflict minerals to AVX Products and obtain conflict free assurances from resale product suppliers.

•	Reviewing supply-chain surveys and contacting direct material and resale product suppliers for additional clarification or to provide additional information.

We publicly communicate our Conflict Minerals Policy via our website: www.avx.com. The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

I.	Design of Due Diligence Measures

AVX has designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework in the OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD 2013) (“OECD Framework”).

II.	Due Diligence Performed by AVX

AVX’s due diligence measures undertaken in calendar year 2015 included, but was not limited to:

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Comparing the 166 smelters and refiners identified via the supply-chain surveys against the list of smelter facilities which have received a “conflict free” designation on the Conflict Free Sourcing Initiative (“cfsi”) list.

III.	Smelters and Refineries Identified

AVX identified 131 direct material and resale product suppliers in total during calendar year 2015. AVX conducts smelter visits and supplier visits, however, due to the depth of our supply chain, we also rely on our suppliers to provide information on the origin of the 3TG minerals. Of the 131 identified, we can confirm that 131 direct material and resale product suppliers claim conflict free minerals are used in their production process.  AVX followed the due diligence procedures noted above in order to identify and determine the status of our suppliers.

IV.	Results of Due Diligence Measures

AVX sources 3TG minerals from countries inside and outside of the defined Covered Countries list. Based on the due diligence measures performed, the 3TG minerals sourced from Covered Countries used in AVX Products have been determined to be “DRC Conflict Free” and do not directly or indirectly finance or benefit armed groups in a Covered Country, as defined by the Rule.

V.	Independent Private Sector Audit

AVX Corporation engaged Elm Sustainability Partners LLC to conduct an independent private sector audit of this conflict mineral report for the 2015 reporting period.  See audit report below.

INDEPENDENT PRIVATE SECTOR AUDITOR’S REPORT

To the Board of Directors:

ELM SUSTAINABILITY PARTNERS LLC conducted an Independent Private Sector Audit (IPSA) of AVX Corporation’s (“the Company”) Conflict Minerals Report for the reporting period of January 1 to December 31, 2015.  We examined evidence relating to the audit objectives set forth in 17 CFR Part 249b.400, Section 1, Item 1.01, which state that the auditor is to express an opinion or conclusion as to:

" whether the design of the Company’s due diligence framework as set forth in Section I of the Conflict Minerals Report for the reporting period from January 1 to December 31, 2015, is in conformity, in all material respects, with the criteria set forth in the Organisation of Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition 2013 (“OECD Due Diligence Guidance”), and

" whether the Company’s description of the due diligence measures it performed, as set forth in Section II of the Conflict Minerals Report for the reporting period from January 1 to December 31, 2015, is consistent with the due diligence process that the Company undertook.

Management is responsible for the design of the Company’s due diligence framework, the description of the Company’s due diligence measures set forth in the Conflict Minerals Report, and performance of the due diligence measures. Our responsibility is to express an opinion or conclusion in relation to the stated audit objectives.  The mandated audit objectives and our examination did not include evaluating:

" The consistency of the due diligence measures that the Company performed with either the design of the Company’s due diligence framework or the OECD Due Diligence Guidance;
" The completeness of the Company’s description of the due diligence measures performed;
" The suitability of the design or operating effectiveness of the Company’s due diligence process;
" Whether a third party can determine from the Conflict Minerals Report if the due diligence measures the Company performed are consistent with the OECD Due Diligence Guidance;
" The Company’s reasonable country of origin inquiry (RCOI), including the suitability of the design of the RCOI, its operating effectiveness, or the results thereof;
" The adequacy or completeness of the Company’s applicability determinations of parts, components, materials or products used, sold, manufactured by or for the Company; or

" The Company’s conclusions about the source or chain of custody of its conflict minerals or the DRC Conflict Free status of parts, components, materials or products used, sold, manufactured by or for the Company.

We do not express an opinion or offer any other form of conclusion or assurance on those or any other matters in any section of the Conflict Minerals Report other than Sections I and II.

Audit planning began December 21, 2015 and on-site activities were conducted March 24, 2016.  No impairments or threats to our independence as an auditor were identified prior to, during or after this audit.  As the basis for this audit, the Company provided the Conflict Minerals Report that was current on March 24, 2016.  For the first audit objective, we (a) reviewed detailed conflict minerals program documentation relating to each of the five steps within the OECD Due Diligence Guidance, (b) reviewed evidence of program controls and execution, and (c) conducted interviews with individuals directly involved in executing the conflict minerals program; thereby providing reasonable assurance that the Company’s assertion in Section I of the Conflict Minerals Report that the Company’s due diligence framework is designed in conformity with, in all material respects, the OECD Due Diligence Guidance.  For the second audit objective, we reviewed 100% of the records provided by the Company documenting that it undertook the due diligence measures described in Section II of the Conflict Minerals Report.  We also conducted interviews with individuals directly involved in performing those due diligence measures. The auditor and internal quality control reviewer are senior level Principals that hold certifications from the Board of Environmental Auditor Certifications, an independent accredited certification body that requires conformance to established ethics, independence requirements and annual continuing education.  The original auditor notes were evaluated by the internal quality control reviewer to confirm that the audit work performed and evidence obtained supports the findings or conclusions in this audit report.  Additional information on our firm’s audit quality assurance practices is available on our website.

Management was provided an opportunity to review and offer comments on a draft of this report and had no comments to the draft report.

In our opinion,

" the design of the Company’s due diligence framework for the reporting period from January 1 to December 31, 2015, as set forth in Section I of the Conflict Minerals Report is in conformity, in all material respects, with the OECD Due Diligence Guidance, and

" the Company’s description of the due diligence measures it performed as set forth in Section II of the Conflict Minerals Report for the reporting period from January 1 to December 31, 2015, is consistent with the due diligence process that the Company undertook.

We conducted this performance audit in accordance with generally accepted government auditing standards.  Those standards require that we plan and perform the audit to obtain sufficient, appropriate evidence to provide a reasonable basis for our findings and conclusions based on our audit objectives.  We believe that the evidence obtained provides a reasonable basis for our findings based on our audit objectives.

Marietta, Georgia

April 28, 2016